SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Macaé Merchant Power Plant: Petrobras x El Paso Arbitration Process

(Rio de Janeiro, July 8, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that as previously disclosed in February 2005, it began arbitration proceedings against its partner El Paso. The purpose is to settle the dispute arising from the economic and financial imbalance with respect to the agreement signed between the parties covering the construction and operation of the Macaé Merchant Thermoelectric Plant.

During the long period of negotiations which preceded the arbitration panel, and since the latter’s inception, Petrobras has sought various ways of demonstrating its good faith until a final decision to the dispute is reached. The Company has offered to effect the appropriate deposit with the courts or by other mechanisms relating to payments in dispute – to be settled by the arbitration tribunal - against a guarantee that such payments made or deposited would be immediately redeemed together with interest due should a ruling be in Petrobras’ favor. Up to the present such offers have not been accepted by El Paso, which continues to claim payment irrespective of a final decision on merit and without any preconditions.

On July 5 2005, the Arbitration Court handed down an interlocutory decision and announced today. The decision requires Petrobras to effect payments to El Paso, dependent on the latter first providing a bank surety issued by a first class banking institution acceptable to the Company. The guarantee would have to make principal value plus interest immediately payable against presentation should the case be ruled in Petrobras’ favor.

The values of payments and the respective guarantees currently amount to R$ 227,337,467.07 (two hundred and twenty-seven million, three hundred and thirty-seven thousand four hundred and sixty-seven Reais and seven centavos) and would additionally cover on a month by month basis, the amounts equivalent to the Contingency Payments for future due dates until a final ruling on merit is handed down, currently expected in November 2005.

Petrobras continues to await the delivery of El Paso’s guarantees for subsequent due analysis and adoption of necessary procedures.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.